Transatlantic Holdings, Inc.

80 Pine Street

New York, NY  10005

July 16, 2009

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 First Street, N.E.

Washington, D.C. 20549

Mail Stop 4720

Re:	Transatlantic Holdings, Inc.
Form 10-K for the Period Ended December 31, 2008 (“2008 Form 10-K”)
Definitive Proxy Statement on Schedule 14A filed April 10, 2009
File No. 001-10545
Your correspondence dated June 3, 2009

Dear Mr. Rosenberg:

Pursuant to a conversation between Mr. Bryan Pitko, SEC Staff Attorney, and myself, regarding the correspondence received by Transatlantic Holdings, Inc. (“Transatlantic”) noted above as well as Transatlantic’s response filed on June 16th, Transatlantic has enclosed a revised response, updating its June 16th letter to the SEC.

We trust that we have responded fully to the SEC’s comments.

Very truly yours,

/s/ STEVEN S. SKALICKY

Steven S. Skalicky

Executive Vice President and

Chief Financial Officer

cc:	Daniel Greenspan, Special Counsel
Kei Ino, Staff Accountant
Bryan Pitko, Staff Attorney
Lisa Vanjoske, Assistant Chief Accountant

Robert F. Orlich, Chairman, President
and Chief Executive Officer, TRH

Transatlantic Holdings, Inc.

80 Pine Street

New York, NY  10005

June 16, 2009

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 First Street, N.E.

Washington, D.C. 20549

Mail Stop 4720

Re:	Transatlantic Holdings, Inc.
Form 10-K for the Period Ended December 31, 2008 (“2008 Form 10-K”)
Definitive Proxy Statement on Schedule 14A filed April 10, 2009
File No. 001-10545
Your correspondence dated June 3, 2009

Dear Mr. Rosenberg:

We have reviewed the above-referenced correspondence and reply herein to your comments in the order presented.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results
Critical Accounting Estimates

(b) Fair Value Measurements of Certain Financial Assets

1.

Refer to your response to comment 1(c) and clarify whether the amount of net unrealized depreciation is insignificant when compared with your income before income taxes.  Otherwise, provide the disclosure originally requested.

Response:

1(c)  The amount of net unrealized depreciation with respect to such non-investment grade securities as of December 31, 2008 totaled $0.8 million.  TRH believes that such amount is quantitatively immaterial when compared to TRH’s income before income taxes and does not raise concern with respect to any qualitative considerations, based on the following analysis:

Income before income taxes has averaged $379.6 million annually over the last three years. The net unrealized depreciation of $0.8 million as of year-end 2008 represents approximately 0.2% of such amount.  Although 2008 income before income taxes was $3.2 million, and $0.8 million represents a significant percentage of such amount (i.e., 25%), the

Company does not believe that such unrealized loss information is significant.  Additionally, as stockholders’ equity was $3.2 billion as of December 31, 2008 and realized net capital losses totaled $435.5 million in 2008, the $0.8 million represents an insignificant percentage of each of such amounts (i.e., 0.03% and 0.2%, respectively). Staff Accounting Bulletin Topic 1M states that, “Materiality concerns the significance of an item to users of a registrant’s financial statements. A matter is ‘material’ if there is a substantial likelihood that a reasonable person would consider it important.” In the Company’s view, the potential impact that such unrealized loss information would have, if disclosed, on a reasonable person’s assessment of Transatlantic Holdings, Inc. would be immaterial.  Even if, for purposes of an investor’s analysis, the unrealized losses would have been considered realized, the year-over-year trend of income before income taxes would have been virtually the same, as there is an immaterial impact with respect to changes in earnings or other trends. Income before income taxes would have declined by 99.6% in 2008 compared to 2007, rather than by 99.5%, as reported in the 2008 Statement of Operations.  TRH believes that a reader of the Company’s financial statements would not consider the unrealized loss information of $0.8 million for non-investment grade fixed maturity securities to be important in any reasonable analysis of the Company.

If net unrealized losses on non-investment grade or not-rated fixed maturities becomes significant when compared to income before income taxes, or based on any other materiality measure, in future periods, the information requested by the staff will be provided as of the end of that period and the most recent year-end period.

Consolidated Financial Statements

4. Investments

(c) Investment Gains and Losses, page 91

2.	Please confirm that you will provide the same level of discussions as provided in your response to comment two in your future filings.

Response:

TRH confirms that in future filings, if material, it will provide the same level of discussions as provided in its response to comment two contained in its April 16, 2009 letter to Mr. Rosenberg regarding the captioned 2008 Form 10-K.

Definitive Proxy Statement on Schedule 14A filed April 10, 2009

Executive Compensation

Time-vested grants of stock options, page 17

3.	Please revise your disclosure to describe how you determined the amount of stock options to be granted to each of your NEOs in 2008.

Response:

As disclosed on page 20 of the Definitive Proxy Statement, the Company engaged the independent compensation consulting firm Watson Wyatt Worldwide (“Watson Wyatt”) to prepare a competitive analysis of executive pay for the Company which was shared with the Compensation Committee. The competitive analysis reviewed the compensation provided to each of the NEOs based on their current executive position and took into account salary, cash bonuses and equity compensation including stock options and restricted stock units, both time-

vested and performance based. In addition, the competitive analysis prepared by Watson Wyatt also included a Financial Performance Summary comparing the Company’s performance with that of the peer group of reinsurance companies listed on page 21 of the Proxy Statement. Watson Wyatt presented its competitive analysis to management and directly to the Compensation Committee. In determining the level of stock option awards to be granted to the NEOs in 2008, as indicated on page 20 under “Consideration of competitive compensation levels”, the Compensation Committee considered the competitive analysis prepared by Watson Wyatt, and as described on page 21 under “Consideration of prior years’ compensation”, also considered the prior year’s compensation for each of the NEOs. After a thorough review of the competitive analysis prepared by Watson Wyatt and taking into account the performance of the company and the NEO’s prior year’s compensation, the Compensation Committee made determinations for the total compensation for each of the NEOs for 2008, including the mix of cash and equity compensation and the mix between the components of equity compensation (stock options versus performance based equity compensation). These determinations resulted in the stock option awards to the NEOs for 2008 described in more detail on pages 21 and 22 under “Compensation Decisions for 2008” and on page 28 under “2008 Grant of Plan-Based Awards”.

In future filings TRH will provide additional information describing how the amount of stock options granted to each NEO was determined in a manner similar to that described above for 2008.

Performance RSUs granted under the Partners Plan, page 17

4.

Please revise your disclosure to identify the growth in adjusted book value targeted for the 2007-2008 performance period. In addition, please include an analysis of how success or failure to achieve this performance target impacted the amount of restricted stock units granted to your NEOs in 2008.

Response:

The Compensation Committee set the target for growth in adjusted book value per share at 14.49% for the 2007-2008 Partners Plan Performance Period. The performance under the Partners Plan 2007-2008 Performance Period had not yet been determined at the time of the Compensation Committee’s meeting in February of 2008. However, as discussed in item 3 above, the Committee did consider the performance of the Company in 2007, in which the Company exceeded the maximum performance level on a single year basis, along with the competitive analysis prepared by Watson Wyatt, in determining the level of performance RSUs granted to the NEOs as part of the Committee’s determinations of the level of performance based equity compensation that should make up a component of the overall compensation level for each NEO for 2008. Taking into account the level of performance achieved and the other factors described under “Process for Compensation Decisions” on pages 21 and 22, the Committee granted performance based RSUs under the Partners Plan for the 2008-2009 Performance Period that were generally comparable to the level of grants of performance based RSUs made under the Partners Plan for the 2007-2008 Performance Period whereby Messrs. Orlich and Bonny remained level, Messrs. Skalicky and Sapnar were increased and Mr. Vijil was reduced.

In future filings TRH will provide additional information describing how the amount of restricted stock units granted to each NEO was determined in a manner similar to that described above for 2008.

5.

Please revise your disclosure to identify the target award for each of your NEOs for 2008. In addition, please quantify the “threshold,” “target,” and “maximum” performance levels that are used to assess the amount of restricted stock units provided to your NEOs under the Partners Plan.

Response:

Page 28 of the Proxy Statement, under “2008 Grants of Plan-Based Awards”, under the column titled, “Estimated Future Payouts Under Equity Incentive Plan Awards”, shows the “threshold”, “target” and “maximum” awards for each of the NEOs for 2008. For example, Mr. Orlich (CEO) has a “threshold” award of 4,625 TRH shares, a “target” award of 18,500 TRH shares and a “maximum” award of 27,750 TRH shares under the Partners Plan for the 2008-2009 Performance Period. As indicated on page 17, under the Partners Plan for the 2008-2009 Performance Period the “target” level of performance was set at 14.49% growth in TRH’s adjusted book value per share over the performance period. The “threshold” level of performance is set at 25% of the target level which equals 3.53% growth in TRH’s adjusted book value per share over the performance period. The “maximum” level is set at 150% of the target level which equals 22.10% growth in TRH’s adjusted book value per share over the performance period. As indicated on page 17, performance levels that fall between the “threshold”, “target” and “maximum” levels will be determined on a straight-line basis.

In future filings TRH will provide additional detail regarding “threshold” and “maximum” performance levels in a manner similar to that described above for 2008.

Senior Performance RSUs granted under the Senior Partners Plan, page 17

6.

Please revise your disclosure to identify the growth in adjusted book value targeted for the 2006-2008 performance period. In addition, please include an analysis of how success or failure to achieve this performance target impacted the amount of restricted stock units granted to your NEOs in 2008.

Response:

The Compensation Committee set the target for growth in adjusted book value per share at 25.97% for the 2006-2008 Senior Partners Plan Performance Period. The performance under the Senior Partners Plan 2006-2008 Performance Period had not yet been determined at the time of the Compensation Committee’s meeting in February of 2008. However, as discussed in item 3 above, the Committee did consider the performance of the Company during the period of 2006 and 2007, in which the Company exceeded the maximum performance level for the two year period, along with the competitive analysis prepared by Watson Wyatt in determining the level of Performance RSUs granted to the NEOs as part of the Committee’s determinations of the level of performance based equity compensation that should make up a component of the overall compensation level for each NEO. Taking into account the level of performance achieved and the other factors described under “Process for Compensation Decisions” on pages 21 and 22, the Committee granted performance based RSUs under the Senior Partners Plan for the 2008-2010 Performance Period that were on average 13% higher than the level of grants of performance based RSUs made under the Senior Partners Plan for the 2007-2009 Performance Period for each of the NEOs with the exception of Mr. Orlich who remained at the same level.

In future filings TRH will provide additional information describing how the amount of restricted stock units granted to each NEO was determined in a manner similar to that described above for 2008.

7.

Please revise your disclosure to identify the target award for each of your NEOs for 2008. In addition, please quantify the “threshold,” “target,” and “maximum” performance levels that are used to assess the amount of restricted stock units provided to your NEOs under the Senior Partners Plan.

Response:

Page 28 of the Proxy Statement, under “2008 Grants of Plan-Based Awards”, under the column titled, “Estimated Future Payouts Under Equity Incentive Plan Awards”, shows the “threshold”, “target” and “maximum” awards for each of the NEOs for 2008. For example, Mr. Orlich (CEO) has a “threshold” award of 7,500 TRH shares, a “target” award of 15,000 TRH shares and a “maximum” award of 30,000 TRH shares under the Senior Partners Plan for the 2008-2010 Performance Period. As indicated on page 18, under the Senior Partners Plan for the 2008-2010 Performance Period the “target” level of performance was set at 25.97% growth in TRH’s adjusted book value per share over the performance period. The “threshold” level of performance is set at 25% of the target level which equals 6.12% growth in TRH’s adjusted book value per share over the performance period. The “maximum” level is set at 200% of the target level which equals 56.09% growth in TRH’s adjusted book value per share over the performance period. As indicated on page 18, performance levels that fall between the “threshold”, “target” and “maximum” levels will be determined on a straight-line basis.

In future filings TRH will provide additional detail regarding “threshold” and “maximum” performance levels in a manner similar to that described above for 2008.

Very truly yours,

/s/ STEVEN S. SKALICKY

Steven S. Skalicky

Executive Vice President and

Chief Financial Officer

cc:	Daniel Greenspan, Special Counsel
Kei Ino, Staff Accountant
Bryan Pitko, Staff Attorney
Lisa Vanjoske, Assistant Chief Accountant

Robert F. Orlich, Chairman, President
and Chief Executive Officer, TRH